

Mail Stop 4561

October 25, 2017

David A. Morken
Chairman and Chief Executive Officer
Bandwidth Inc.
900 Main Campus Drive
Raleigh, NC 27606

  Re: **Bandwidth Inc.**
     Amendment No. 1 to Registration Statement on Form S-1
     Filed October 23, 2017
     File No.: 333-220945

Dear Mr. Morken:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2017 letter.

Prospectus Summary

The Offering, page 9

1. You state in response to prior comment 1 that the Series A preferred stock will convert to 2.5 shares of Old Class A common stock prior to the effectiveness of your Second Amended and Restated Certificate of Incorporation. However, your disclosures on page 48 indicate that you "expect" this event to happen. Please clarify whether your preferred shareholders have formally agreed to convert their holdings to Class A common stock. Also, if the preferred shareholders do not convert to Old Class A common stock, tell us how that impacts the terms of your Second Amended and Restated Certificate of Incorporation.

2. We have reviewed your response to prior comments 1 and 2. Please tell us the basis for your statement that you expect Carmichael Investment Partners LLC to distribute the Class B common stock to its limited partners. Tell us whether there are agreements in place that ensure this will happen. If not, please clarify your disclosures that you expect a sufficient number of shares of Class B common stock will be converted into Class A common stock in order for you to become a controlled company.

3. Further, it appears that a substantial percentage of the Class B common stock is held by holders who are subject to lockup agreements that prevent them from converting their shares of Class B common stock to Class A common stock. Please tell us the basis for your statement that you expect Mr. Morken to become your controlling shareholder in light of these limitations.

4. You state that the holders of the Class B common stock are not required to convert their shares of Class B common stock to Class A common stock. Please add disclosure to the cover page that these holders are not required to convert their shares of Class B common stock to Class A common stock and there can be no assurance that they will convert their shares or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 64

5. In your response to prior comment 5 you state that the company's Chief Operating Decision Maker assesses performance primarily based on revenue and gross profit rather than usage metrics when reviewing the company's operating performance or making business decisions. Please clarify for us whether management uses usage metrics in managing the business. If so, tell us why you believe usage metrics would not be key indicators of the company's operating performance considering the majority of your CPaaS revenues are based on usage. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Michael Benjamin, Esq.
        Latham & Watkins LLP